SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 26, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒     Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Interim Report January – March 2004

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 26, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – March 2004

•	Sales were 3,002 MSEK (3,006)

•	In local currencies, sales were up 5%

•	Operating income excluding gain from settlement with UST and certain one time costs amounted to 535 MSEK (516)

•	Net profit for the period amounted to 1,091 MSEK (337), including gain from settlement with UST

•	EPS increased to 3.32 SEK (0.99), of which settlement with UST accounts for 2.50 SEK

Sales for the first quarter were on par with year ago levels, at 3,002 MSEK (3,006). In local currency terms, sales were up by 5 percent.

A gain of 1,417 MSEK regarding the settlement with UST is included as an item affecting comparability in the first quarter’s operating income. The result also includes costs of 75 MSEK, of which 46 MSEK relates to restructuring costs in the match operations in Europe and 29 MSEK for charges related to severance pay etc. to the former CEO.

Excluding the item affecting comparability and one time costs, the operating income for the first quarter reached 535 MSEK (516), an increase by 4 percent. Operating income was affected by the weaker US dollar and currency translation effects, reducing reported operating income by 29 MSEK.

For snuff, sales and operating income increased on all significant markets. Operating income increased by 16 percent to 353 MSEK and operating margin improved to 47.0 percent (44.3).

Sales of cigars increased by 7 percent, to 687 MSEK and operating income grew by 30 percent, to 104 MSEK. Strong volume growth for mass market cigars in the US and also for premium cigars in the US contributed to the improved result.

EPS for the first quarter was 3.32 SEK (0.99). Excluding the item affecting comparability earnings per share amounted to 0.82 SEK (0.99).

Summary of Consolidated Income Statement

	January – March		Full year 2003
MSEK	2004	2003
Sales	3,002	3,006	13,036
Operating income excluding item affecting comparability	460	516	2,224
Operating income including Item affecting comparability	1,877	516	2,224
Profit before tax	1,831	497	2,174
Net income for the period	1,091	337	1,558

Sales by product area

	January – March		Change %	12 months ended March 31, 2004	Full year 2003
MSEK	2004	2003
Snuff	751	689	9	3,057	2,995
Chewing Tobacco	254	295	(14)	1,105	1,146
Cigars	687	644	7	3,051	3,008
Pipe Tobacco & Accessories	211	214	(1)	906	909
Matches	324	348	(7)	1,371	1,395
Lighters	147	151	(3)	595	599
Other operations	628	665	(6)	2,947	2,984

Total	3,002	3,006	0	13,032	13,036

Operating income by product area

	January - March		Change %	12 months ended March 31, 2004	Full year 2003
MSEK	2004	2003
Snuff	353	305	16	1,434	1,386
Chewing Tobacco	73	84	(13)	325	336
Cigars	104	80	30	417	393
Pipe Tobacco & Accessories	52	46	13	207	201
Matches	(30)	38		15	83
Lighters	7	9	(22)	12	14
Other operations	(99)	(46)		(242)	(189)

Subtotal	460	516	(11)	2,168	2,224
Items affecting comparability	1,417	—		1,417	—

Total	1,877	516	264	3,585	2,224

Operating margin by product area

	January - March		12 months ended March 31, 2004	Full year 2003
Percent	2004	2003
Snuff	47.0	44.3	46.9	46.3
Chewing Tobacco	28.7	28.5	29.4	29.3
Cigars	15.1	12.4	13.7	13.1
Pipe Tobacco & Accessories	24.6	21.5	22.8	22.1
Matches	(9.3)	10.9	1.1	5.9
Lighters	4.8	6.0	2.0	2.3

Group	15.3	17.2	16.6	17.1

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based, among other things, on consumers being influenced by the fact that smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes.

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market. In the US, the Company is well positioned in the fast-growing value price segment. Some of the best known brands include General, Ettan, and Grov in Sweden, Timber Wolf in the US and Taxi in South Africa.

Sales for the first three months amounted to 751 MSEK (689), an increase by 9 percent. In Scandinavia, volume grew by 3 percent, and in the US, volume grew by 5 percent, measured in number of cans. Swedish Match total market share in the growing US market amounted to 9.0 percent year-to-date, up from 8.9 percent year ago (Nielsen estimates).

Operating income improved to 353 MSEK (305), up 16 percent due to higher volume, price increases and productivity improvements, but was negatively affected by currency translation. Operating margin improved to 47.0 percent from 44.3 percent in Q1 2003.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterized by annual volume declines averaging 4 to 5 percent per year. Swedish Match market share in the US is stable at 42 - 43 percent (Nielsen estimates).

In Japan, Swedish Match has been test marketing a new gum based chewing tobacco, FIREBREAK® for the past six months. This product is designed to meet the needs of cigarette smokers looking for a convenient smokeless tobacco alternative.

Sales for the first three months declined to 254 MSEK (295), or by 14 percent. In local currency terms price increases offset volume decreases and sales were flat. Operating income declined by 13 percent to 73 MSEK (84) but was flat in local currency versus year ago.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest cigars and pipe tobacco companies with a broad presence globally. Cigars provide long-term growth opportunities.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings.

Sales for the first three months amounted to 687 MSEK (644), an increase of 7 percent. Sales in local currency increased by 15 percent, with the strongest growth for mass market cigars in the US, driven by a growing market, improved market share and a number of successful new product launches. Sales also increased in local currency terms for premium cigars through volume growth and certain price increases. In Europe, volume development differed between countries but with a total volume in line with year ago levels.

Operating income for the first three months increased by 24 MSEK to 104 MSEK (80), an increase of 30 percent primarily attributable to increased sales in the US, but was negatively affected by currency translation.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and the products are marketed worldwide. Well known brands include Borkum Riff, Half and Half, and Boxer. The Company has a significant presence in South Africa, North America and West Europe.

Sales for the first three months amounted to 211 MSEK (214). Operating income improved to 52 MSEK (46). Operating income was favorably affected by increased prices and efficiency in production offset by lower volumes.

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the first three months amounted to 324 MSEK (348), a decline of 7 percent of which currency translation accounted for 4 percentage points. Sales volumes declined overall.

Operating income declined to a negative 30 MSEK (38), after charges of 46 MSEK relating to the restructuring of match operations in Europe.

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket.

Sales for the first three months were 147 MSEK (151), a decrease of 3 percent. In local currency terms sales increased somewhat as a result of increased volumes offset by lower prices.

Operating income decreased to 7 MSEK (9).

The lighter business is faced with an intensely competitive situation. Operating margin for export of lighters produced in Europe has decreased as a result of currency effects.

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and certain legal expenses. For the first three months, net expenses for other operations were 99 MSEK (expense 46), including charges of 29 MSEK related to severance pay etc. to the former CEO, as well as higher legal expenses compared with last year.

Items affecting Comparability

Swedish Match in March announced an agreement regarding the resolution of the complaint in Swedish Match North America, Inc. v. U.S. Smokeless Tobacco Company, and its affiliates (UST).

In the settlement, UST agreed to make a payment of 200 MUSD cash to Swedish Match. Further, UST has agreed to cause the transfer of the assets of its cigar business to Swedish Match, including but not limited to brands, other intellectual property and inventory.

The effect of UST’s payment of 200 MUSD is shown as an item affecting comparability, and includes a deduction of special legal expenses in connection with the settlement. The transfer of the cigar assets is expected to take place during the second quarter 2004. When transferred, this part of the settlement will be accounted for as income.

The total item affecting comparability was 1,417 MSEK in the first quarter. The net result after tax for the item affecting comparability amounted to 821 MSEK.

Financing and net financial expense

At the close of the period the Group net debt amounted to 830 MSEK, as compared to 2,715 MSEK on December 31, 2003, a decrease of 1,885 MSEK. Cash flow from operations was 1,905 MSEK compared with 402 MSEK a year ago. The improvement is primarily attributable to the settlement with UST. The income tax on the settlement is estimated to be paid between the second and fourth quarters. During the period shares of 44 MSEK were repurchased, net of sales of treasury shares.

Cash and bank balances, including short term investments, amounted to 3,974 MSEK at the end of the period, compared with 2,666 MSEK at the beginning of the year.

Net interest expense for the first quarter amounted to 42 MSEK (38). Other financial items, net, amounted to an expense of 4 MSEK (versus an income of 19).

Taxes

Total tax for the first quarter amounted to 732 MSEK (149), corresponding to an average tax rate of 40 percent. Tax on the gain from the UST settlement is estimated at 42 percent. Excluding the settlement with UST, the tax rate is 33 percent.

Earnings per share

Earnings per share for the first three months amounted to 3.32 (0.99). This includes a gain of 2.50 per share as a result of the UST settlement.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 93 MSEK (169). Total depreciation and amortization amounted to 158 MSEK (158), of which depreciation on tangible assets amounted to 85 MSEK (83) and amortization of intangible assets amounted to 73 MSEK (75). Amortizations of intangibles are divided into 27 MSEK (27) on trademarks etc. and 46 MSEK (48) on goodwill.

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,105 MSEK (10,389).

Average number of Group employees

The average number of employees in the Group during the first quarter was 14,414 compared with 15,115 for the full year 2003. The decrease in number of employees is primarily attributed to the match operations in India.

Share structure

During the first quarter 1,466,500 shares have been repurchased at an average price of 72.38 SEK. As at March 31, 2004 Swedish Match holds 23,146,178 shares in its treasury, corresponding to 6.6 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback program started have been repurchased at an average price of 46.90 SEK. The number of shares outstanding, net after repurchase, and after the sale of treasury shares, as per March 31, 2004 amounts to 328,450,003. In addition, the Company has call options issued and outstanding on its treasury shares corresponding to 4,418,628 shares exercisable in gradual stages from 2004-2008.

At the Annual General Meeting on April 26, 2004 the Board of Directors will propose reduction of the share capital by 36 MSEK through cancellation of 15,000,000 shares with transfer to unrestricted reserve. The Board of Directors also proposes renewal of the mandate to repurchase up to a maximum of 10 percent of all shares in the Company.

Other events

During the first quarter the sales of the clothing portion of Swedish Match’s advertising products business to New Wave Group AB has been completed. The divestment was made at book value and had no impact on earnings and resulted in a cash flow of 117 MSEK to the Company from the sales proceeds and repayment of loans.

The European Court of Justice (ECJ) has confirmed the date for two hearings related to the ban of certain oral tobacco products (i.e. snus) within the European Union. The Court will hear both cases on June 8, 2004. The two cases originated separately before the High Court in the UK and the Landrat of the Herford Local Authority (a regional administrative court) in Germany, but were each referred to the ECJ to decide on the legality on the EU-ban on sale of snus (oral moist snuff). Due to the similarities in the cases, they will be heard in connection with each other at the ECJ.

In March a judge in New York ruled in favor of the Cuban cigar company Cubatabaco in its lawsuit against General Cigar over trademark ownership of the Cohiba brand in the United States. General Cigar will appeal the ruling.

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

New accounting principles 2004

As of January 1, 2004 Swedish Match changed its accounting principles for pensions etc. according to the Swedish Financial Accounting Standards Council’s recommendation RR 29, Employee Benefits. The recommendation implies, among other things, that deficits or surpluses in funded defined benefit plans are to be accounted for in the consolidated balance sheet as liabilities or assets, respectively.

The transition to the new recommendation led to an increased liability of 257 MSEK, net after deferred taxes, in the consolidated balance sheet, with a corresponding reduction of opening shareholders’ equity. Pursuant to the rules on transition of the recommendation prior year has not been restated.

In connection with the change to the new accounting principle on pensions Swedish Match has also changed its definition of operating capital. From January 1, 2004 pension liabilities and pension assets are included in operating capital. Comparable figures for prior year have been restated.

All expenses relating to pensions and the change of pension liabilities are included in operating income. The new rules for accounting for pensions have not had a material effect on the results. The changed definition of operating capital results in a decrease of operating capital and higher return.

Additional information

This report has not been reviewed by the Company’s auditors. The interim report for the first six months 2004 report will be released July 21.

Stockholm, April 26, 2004

Sven Hindrikes

Acting President and Chief Executive Officer

Key data

	January - March		12 months ended Mar 31, 2004	Full year 2003
	2004	2003
Operating margin, %1)	15.3	17.2	16.6	17.1
Operating capital, MSEK	8,111	9,597	8,111	8,377
Return on operating capital, %1)			24.5	24.9
Return on shareholders’ equity, %			52.1	38.9

Net debt, MSEK	830	3,818	830	2,715
Net debt/equity ratio, %	14.6	84.7	14.6	58.9
Equity/assets ratio, %	33.8	28.9	33.8	30.5
Investments in tangible assets, MSEK	93	169	475	551
EBITDA, MSEK1)	631	674	2,846	2,889

Share data
Earnings per share, SEK
Basic	3.32	0.99	7.01	4.68
Diluted	3.31	0.99	6.98	4.66
Excluding items affecting comparability, diluted	0.82	0.99	4.49	4.66
Excluding amortization and items affecting comparability, diluted 2)	1.01	1.18	5.33	5.50
Shareholders’ equity per share, SEK	15.36	11.45	15.36	12.21
Number of shares outstanding at end of period	328,450,003	334,320,581	328,450,003	328,333,181
Average number of shares outstanding	328,422,663	339,080,231	330,014,818	332,679,210
Average number of shares outstanding, diluted	329,443,922	341,155,064	330,678,578	334,162,492

1)	Excluding items affecting comparability
2)	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary

	January - March		Change %	12 months ended Mar 31, 2004	Full year 2003	Change %
MSEK	2004	2003
Sales, including tobacco tax	4,972	4,951		21,862	21,841
Less tobacco tax	(1,970)	(1,945)		(8,830)	(8,805)

Sales	3,002	3,006	0	13,032	13,036	0
Cost of goods sold	(1,588)	(1,617)		(7,074)	(7,103)

Gross profit	1,414	1,389	2	5,958	5,933	0
Sales and administrative expenses	(880)	(806)		(3,484)	(3,410)
Amortization and writedowns of intangible assets	(73)	(75)		(317)	(319)
Shares in earnings of associated co.	(1)	8		11	20

	460	516	(11)	2,168	2,224	(3)
Items affecting comparability	1,417	—		1,417	—

Operating income	1,877	516	264	3,585	2,224	61
Net interest expense	(42)	(38)		(58)	(54)
Other financial items, net	(4)	19		(19)	4

Net financial items	(46)	(19)		(77)	(50)

Profit before taxes and minority interests	1,831	497	268	3,508	2,174	61
Taxes	(732)	(149)		(1,155)	(572)
Minority interests	(8)	(11)		(41)	(44)

Net income for the period	1,091	337	224	2,312	1,558	48

Earnings per share, basic, SEK	3.32	0.99		7.01	4.68
Earnings per share, diluted, SEK	3.31	0.99		6.98	4.66

Consolidated Balance Sheet in summary

MSEK	Mar 31, 2004	Dec 31, 2003
Intangible fixed assets	3,753	3,648
Tangible fixed assets	2,931	2,862
Financial fixed assets	703	616
Current operating assets	5,419	5,310
Liquid Funds	3,974	2,666

Total assets	16,780	15,102

Shareholders’ equity	5,046	4,010
Minority interests	622	597
Provisions	2,575	2,119
Long-term loans	4,575	4,535
Other long-term liabilities	90	66
Short-term loans	229	846
Other current liabilities	3,643	2,929

Total shareholders’ equity, provisions and liabilities	16,780	15,102

Change in Shareholders’ equity

MSEK	January – March
	2004	2003
Shareholders’ equity, opening balance as per December 31	4,010	4,007
Effect due to change in accounting principle	(257)	—

Adjusted shareholders’ equity, opening balance	3,753	4,007
Repurchase of own shares	(106)	(576)
Sale of treasury shares	62	41
Translation difference for the period	246	20
Net income for the period	1,091	337

Total shareholders’ equity at end of period	5,046	3,829

Consolidated Cash Flow Statement in summary

MSEK	March 31, 2004	March 31, 2003
Cash flow from operations before changes in Working Capital	1,880	552
Cash flow from changes of Working Capital	25	(150)

Cash flow from operations	1,905	402

Investments
Investments in property, plant and equipment	(93)	(169)
Sales of property, plant and equipment	4	2
Investments in intangibles	(6)	(2)
Investments in consolidated companies	(38)	(33)
Investments in other companies	(4)	—
Divestment of business operations	117	—
Changes in financial receivables etc.	12	(27)

Cash flow from investments	(8)	(229)

Financing
Changes in loans	(592)	701
Repurchase of own shares	(106)	(629)
Sale of treasury shares	62	41
Other	11	95

Cash flow from financing	(625)	208

Cash flow for the period	1,272	381
Liquid funds at the beginning of the period	2,666	2,016
Translation difference attributable to liquid funds	36	(1)

Liquid funds at the end of the period	3,974	2,396

Quarterly data

MSEK	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04
Sales, including tobacco tax	5,225	5,981	5,897	5,496	4,951	5,531	5,788	5,571	4,972
Less tobacco tax	(1,908)	(2,448)	(2,430)	(2,170)	(1,945)	(2,257)	(2,376)	(2,227)	(1,970)

Sales	3,317	3,533	3,467	3,326	3,006	3,274	3,412	3,344	3,002
Cost of goods sold	(1,765)	(1,921)	(1,939)	(1,826)	(1,617)	(1,769)	(1,833)	(1,884)	(1,588)

Gross profit	1,552	1,612	1,528	1,500	1,389	1,505	1,579	1,460	1,414

Sales and administrative expenses	(869)	(891)	(835)	(853)	(806)	(878)	(881)	(845)	(880)
Amortization and writedowns of intangible assets	(83)	(87)	(79)	(78)	(75)	(77)	(77)	(90)	(73)
Shares in earnings of associated co.	5	6	6	5	8	3	3	6	(1)

	605	640	620	574	516	553	624	531	460
Items affecting comparability	—	—	(68)	—	—	—	—	—	1,417

Operating income	605	640	552	574	516	553	624	531	1,877

Net interest expense	(64)	(69)	(59)	(37)	(38)	78	(50)	(44)	(42)
Other financial items, net	(7)	(2)	(1)	(6)	19	(9)	(5)	(1)	(4)

Net financial items	(71)	(71)	(60)	(43)	(19)	69	(55)	(45)	(46)

Profit before tax	534	569	492	531	497	622	569	486	1,831
Income taxes	(171)	(182)	(157)	(138)	(149)	(102)	(176)	(145)	(732)
Minority interests	(2)	(18)	(15)	(14)	(11)	(7)	(15)	(11)	(8)

Net income for the period	361	369	320	379	337	513	378	330	1,091

Sales by product area

MSEK	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04
Snuff	672	711	707	698	689	758	776	772	751
Chewing Tobacco	344	367	312	310	295	294	291	266	254
Cigars	778	871	864	805	644	751	826	787	687
Pipe Tobacco & Accessories	190	211	217	225	214	214	228	253	211
Matches	460	421	387	380	348	343	340	364	324
Lighters	186	184	165	165	151	154	149	145	147
Other operations	687	768	815	743	665	760	802	757	628

Total	3,317	3,533	3,467	3,326	3,006	3,274	3,412	3,344	3,002

Operating income by product area

MSEK	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04
Snuff	290	313	320	310	305	350	372	359	353
Chewing Tobacco	106	105	100	95	84	86	94	72	73
Cigars	122	149	140	111	80	87	129	97	104
Pipe Tobacco & Accessories	42	36	41	45	46	45	54	56	52
Matches	65	59	53	44	38	31	9	5	(30)
Lighters	20	23	17	14	9	0	6	(1)	7
Other operations	(40)	(45)	(51)	(45)	(46)	(46)	(40)	(57)	(99)

Subtotal	605	640	620	574	516	553	624	531	460
Items affecting comparability	—	—	(68)	—	—	—	—	—	1,417

Total	605	640	552	574	516	553	624	531	1,877

Operating margin by product area

PERCENT	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04
Snuff	43.2	44.0	45.3	44.4	44.3	46.2	47.9	46.5	47.0
Chewing Tobacco	30.8	28.6	32.1	30.6	28.5	29.3	32.3	27.1	28.7
Cigars	15.7	17.1	16.2	13.8	12.4	11.6	15.6	12.3	15.1
Pipe Tobacco & Accessories	22.1	17.1	18.9	20.0	21.5	21.0	23.7	22.1	24.6
Matches	14.1	14.0	13.7	11.6	10.9	9.0	2.6	1.4	(9.3)
Lighters	10.8	12.5	10.3	8.5	6.0	0.0	4.0	(0.7)	4.8

Group	18.2	18.1	17.9	17.3	17.2	16.9	18.3	15.9	15.3

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, Acting President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Acting Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127